SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Hastings Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

418365102

(CUSIP Number)

National Entertainment Collectibles Association, Inc.

603 Sweetland Avenue

Hillside, NJ 07205

(908) 686-3300

With copy to:

Cooley LLP

Attn: Barbara Borden, Esq.

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

March 17, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 418365102	13D	Page 2 of 7 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) National Entertainment Collectibles Association, Inc.
2	check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	sec use only
4	source of funds OO (See Item 3)
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization New Jersey
number of shares beneficially owned by each reporting person with	7	sole voting power 1,009,458
	8	shared voting power 2,580,925 (2)
	9	sole dispositive power 1,009,458
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,590,383 (2)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 43.53%(3)
14	type of reporting person CO

(1) This Schedule 13D is filed by National Entertainment Collectibles Association, Inc. (“NECA”), Draw Another Circle, LLC (“DACL”) and Joel Weinshanker (“Weinshanker,” and together with NECA and DACL, the “Filing Persons”). The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of (a) 1,009,458 shares of common stock of Hastings Entertainment, Inc. (the “Issuer”) held by NECA which are subject to a Letter Agreement, by and between NECA and DACL dated March 17, 2014 (the “NECA Voting Agreement”) referenced herein as Exhibit 4, pursuant to which NECA agrees to vote its shares in favor of the Merger (as defined below) and (b) 369,165 shares of common stock of the Issuer and options to purchase 104,463 shares of common stock of the Issuer held by John H. Marmaduke, 2,066,525 shares of common stock of the Issuer held by John H. Marmaduke Family Limited Partnership and 40,772 shares of common stock of the Issuer held by Martha A. Marmaduke, which are subject to a Support Agreement, by and among DACL, Hendrix Acquisition Corp., a Texas corporation and a direct, wholly-owned subsidiary of DACL (“Merger Sub”), and John H. Marmaduke, an individual, the John. H. Marmaduke Family Limited Partnership, a Texas family limited partnership, and Martha A. Marmaduke, an individual (collectively, the “Marmadukes”), dated March 17, 2014 (the “Marmaduke Voting Agreement”) referenced herein as Exhibit 3, pursuant to which the Marmadukes agree to vote their shares in favor of the Merger. Weinshanker is the President and sole stockholder of NECA and owns no securities of the Issuer directly.

(3) Based on 8,143,317 shares of the Issuer’s common stock outstanding as of October 31, 2013, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

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CUSIP No. 418365102	13D	Page 3 of 7 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Joel Weinshanker
2	check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	sec use only
4	source of funds OO (See Item 3)
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 1,009,458
	8	shared voting power 2,580,925 (2)
	9	sole dispositive power 1,009,458 (3)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,590,383 (2)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 43.53% (4)
14	type of reporting person IN

(1) This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of (a) 1,009,458 shares of common stock of the Issuer held by NECA which are subject to the NECA Voting Agreement referenced herein as Exhibit 4, pursuant to which NECA agrees to vote its shares in favor of the Merger and (b) 369,165 shares of common stock of the Issuer and options to purchase 104,463 shares of common stock of the Issuer held by John H. Marmaduke, 2,066,525 shares of common stock of the Issuer held by John H. Marmaduke Family Limited Partnership and 40,772 shares of common stock of the Issuer held by Martha A. Marmaduke, which are subject to the Marmaduke Voting Agreement referenced herein as Exhibit 3, pursuant to which the Marmadukes agree to vote their shares in favor of the Merger. Weinshanker is the President and sole stockholder of NECA and owns no securities of the Issuer directly.

(3) Consists of 1,009,458 shares of common stock of the Issuer held by NECA for which Weinshanker, as the President and sole stockholder of NECA, has sole dispositive power.

(4) Based on 8,143,317 shares of the Issuer’s common stock outstanding as of October 31, 2013, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

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CUSIP No. 418365102	13D	Page 4 of 7 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Draw Another Circle, LLC
2	check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3	sec use only
4	source of funds OO (See Item 3)
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization State of Delaware
number of shares beneficially owned by each reporting person with	7	sole voting power 1,009,458
	8	shared voting power 2,580,925 (2)
	9	sole dispositive power 1,009,458
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 3,590,383 (2)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 43.53% (3)
14	type of reporting person OO

(1) This Schedule 13D is filed by the Filing Persons. The Filing Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of (a) 1,009,458 shares of common stock of the Issuer held by NECA which are subject to the NECA Voting Agreement referenced herein as Exhibit 4, pursuant to which NECA agrees to vote its shares in favor of the Merger and (b) 369,165 shares of common stock of the Issuer and options to purchase 104,463 shares of common stock of the Issuer held by John H. Marmaduke, 2,066,525 shares of common stock of the Issuer held by John H. Marmaduke Family Limited Partnership and 40,772 shares of common stock of the Issuer held by Martha A. Marmaduke, which are subject to the Marmaduke Voting Agreement referenced herein as Exhibit 3, pursuant to which the Marmadukes agree to vote their shares in favor of the Merger. Weinshanker is the President and sole stockholder of NECA and owns no securities of the Issuer directly.

(3) Based on 8,143,317 shares of the Issuer’s common stock outstanding as of October 31, 2013, as reported by the Issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2013.

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CUSIP No. 418365102	13D	Page 5 of 7 Pages

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by National Entertainment Collectibles Association, Inc., Draw Another Circle, LLC and Joel Weinshanker (the “Schedule 13D”) with the Securities and Exchange Commission on March 20, 2014, relating to the common stock, $0.01 par value per share, of Hastings Entertainment, Inc., to correct beneficial ownership information of the Marmadukes contained therein. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as expressly provided for herein, all items of the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, the shares of the Issuer subject to this Schedule 13D (the “Shares”) have not been purchased by any of the Reporting Persons (except for the Shares for which NECA holds sole dispositive power but were previously reported on statements on Schedule 13G and Form 4 filed by NECA with the Securities and Exchange Commission (the “SEC”)). Pursuant to the Marmaduke Voting Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of 2,580,925 Shares held by the Marmadukes. In addition, pursuant to the NECA Voting Agreement and given the ownership of NECA and Parent described in Item 2 above, Parent and Mr. Weinshanker may be deemed to be the beneficial owner of 1,009,458 Shares held by NECA. The Marmadukes entered into the Marmaduke Voting Agreement to induce Parent and Hendrix Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), to enter into the Agreement and Plan of Merger dated March 17, 2014 (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of the Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving as a wholly-owned subsidiary of Parent.

Other than the consideration to be paid by Parent pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, no Reporting Person has paid any funds or other consideration in connection with the execution and delivery of the Merger Agreement, the Marmaduke Voting Agreement or the NECA Voting Agreement. For a description of the Merger Agreement, the Marmaduke Voting Agreement and the NECA Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3. Parent anticipates that it will fund the transactions contemplated by the Merger Agreement by using proceeds from an equity financing by Mr. Weinshanker and a debt financing.

References to, and descriptions of, the Merger, the Merger Agreement, the Marmaduke Voting Agreement, and the NECA Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014 and incorporated herein by reference, the Marmaduke Voting Agreement attached as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014 and incorporated herein by reference, and the NECA Voting Agreement attached as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 17, 2014 and incorporated herein by reference.

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CUSIP No. 418365102	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) – (b) As of March 17, 2014 and further described in Item 2, the Reporting Persons may be deemed to beneficially own 3,590,383 shares of Common Stock of the Issuer, representing 43.53% of the Issuer’s outstanding common stock, based upon a total of 8,143,317 outstanding shares of Common Stock of the Issuer, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ending October 31, 2013. See Items 3 and 4 for a description of the Merger.

(c) Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Persons, or, to the best of the Reporting Person’s knowledge, any person or entity identified on Annex B hereto, during the last 60 days.

(d) Other than the Stockholders identified in Item 4 above, to the best of the knowledge of the Reporting Persons, none of the Reporting Persons nor any of their respective directors and executive officers named in Annex B hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) If the transactions contemplated by the Merger Agreement are consummated, the Common Stock of the Issuer will be deregistered under the Exchange Act and delisted from the Nasdaq Capital Market.

(f) Not applicable.

[signature page follows]

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CUSIP No. 418365102	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2014

National Entertainment Collectibles
Association, Inc.

By:	/s/ Joel Weinshanker
Joel Weinshanker, President

Draw Another Circle, LLC

By:	/s/ Joel Weinshanker
Joel Weinshanker, Manager

Joel Weinshanker

/s/ Joel Weinshanker
(Signature)

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